

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

<u>Via E-mail</u>
Cameron D. MacDougall
General Counsel - Fortress Private Equity
Fortress Investment Group LLC
1345 Avenue of the Americas
New York, NY 10105

> **Re:** **Spinco Inc.**
> **Amendment No. 1 to Confidential Draft**
> **Registration Statement on Form S-11**
> **Submitted October 23, 2012**
> **CIK No. 0001556593**

Dear Mr. MacDougall:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your response to comments 7 and 8 of our letter dated September 17, 2012 and will continue to monitor for updates to your responses to these comments.

2. We note your response to comment 12 of our letter dated September 17, 2012. Please tell us whether you view the spin-off transaction as a sale. If you do not view the spin-off as a sale, please tell us why you have registered the transaction. We refer you to our Staff Legal Bulletin No. 4.

3. We note your disclosure that you may invest in portfolios of non-performing residential loans and seek to resolve those loans at a substantially higher valuation. Please describe how you expect to resolve such loans at a substantially higher valuation.

4. We note your disclosure that you expect your portfolio to generate returns on invested equity that average in the mid-teens. Please provide your basis for this statement. Refer to Item 10(b) of Regulation S-K.

5. When discussing the significant counterparty concentration risk in Nationstar, please disclose to readers that the financial statements of Nationstar are publicly available.

Management Agreement, page 8

6. We have reviewed your response to comment 9 in our letter dated September 17, 2012. Please tell us if the terms of the management fee will be determined prior to effectiveness of the registration statement. If so, please provide an estimate of the dollar amount of the management fee to be paid to the manager in the first full fiscal year based on your initial portfolio.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies, page 72

Excess MSRs, page 72

7. You note that the Excess MSRs are financial assets and do not qualify for accounting under ASC 320-10-20. Please further tell us what consideration you gave to the guidance in ASC 860-20-35 as it relates to applicability of ASC Topics 320 and 325-40 to certain financial assets.

8. We note your response to comment 29 in our letter dated September 17, 2012 and your revised disclosure. Please further address the following:

- Revise your disclosure to clarify whether the fairness opinion obtained related to the valuation of your Excess MSRs acquired during the current quarter was from an independent valuation firm;

- Tell us the purpose of the fairness opinions and clarify the involvement of the independent valuation firms. Tell us if management is performing the valuations and then providing them to the valuation firm to evaluate for reasonableness. If not, clarify if the valuation firm is providing a valuation to the company that is then utilized by management for accounting purposes, or clarify otherwise, if applicable; and

- Specifically discuss how you value the Excess MSRs acquired during the current quarter at quarter end; clarify if the valuations performed at the time of acquisition are carried forward to quarter end and, if so, if you make any adjustments to the valuations.

RMBS, page 73

9.   Please expand your disclosure to cite the specific ASC guidance upon which you relied to determine your revenue recognition and impairment policies for your non-Agency RMBS. Also, in your response specifically discuss how you determined that these assets are within the scope of the guidance you relied upon.

Results of Operations, page 75

Initial Portfolio, page 76

10.   We have reviewed your response to comment 13 in our letter dated September 17, 2012 and reissue that comment in part. Please indicate whether the cost of swaps is reflected in the revised disclosure.

11.   We note you have yet to determine the amount of your Agency RMBS. Please provide disclosure of relevant portfolio information for your Agency RMBS when the amount becomes available, include the spread, the constant prepayment rate and other information similar to what you have provided for Excess MSRs and non-Agency RMBS.

12.   We refer to your table on page 77 regarding the Excess MSR Collateral Characteristics. Please explain how you calculated the disclosure in the following columns: Adjustable Rate Mortgage %, Voluntary Prepayment Rate (Month CRR) and Involuntary Prepayment Rate (Month CDR). In addition, please explain why uncollected payments is "N/A" on certain pools but those pools still have delinquency rates. Please also explain why the delinquency 30+ rate is higher than the uncollected payments rate.

13.   We refer to your disclosure on page F-20 where you have assumed a recapture rate of 35%. Please tell us why the recapture rate for Pools 2 through 5 is "N/A" in the table on page 77. Please also explain how you calculate the recapture rate and what is included in the line items "recaptured loans" and "recaptured agreements."

14.   We refer to your disclosure on page 25 that if the servicer does not meet anticipated recapture targets, the servicing cash flow on a given pool could be significantly lower than projected. Please disclose the recapture targets for your current recapture agreements.

Excess MSRs, page 76

15.   Please expand your disclosure to provide more detail regarding the status of the underlying loans of the Excess MSRs that are delinquent by 30 days or more. Such disclosure should provide more insight into the number of days delinquent as well as any related bankruptcies or foreclosures.

16.   Please revise to include disclosure of the number of loans in each of the pools underlying the Excess MSRs.

17.   Please clarify how current the FICO scores are that are disclosed in the table on page 77 and discuss how often they are updated.

18.   Please revise to include historical information of the fair values of the Excess MSRs to show trends of prior performance; consider disclosing by quarter for the past two fiscal years.

Conflicts of Interest, page 100

19.   We have reviewed your response to comment 22 in our letter dated September 17, 2012. Please include more detailed disclosure regarding the number and size of entities affiliated with your manager that have a similar investment strategy as the company and will therefore compete with the company. We note that Fortress has a fund primarily focused on investments in Excess MSRs.

Unaudited Pro Forma Financial Information, page F-2

20.   Please tell us what consideration you gave to presenting pro forma information reflecting the impact of the spin-off on Spinco's capital structure. Also, please clarify the status of your name change; we note that the financial statements included in the filing are currently not of the registrant named Spinco Inc.

21.   Please revise to include pro forma per share data. See Article 11 of Regulation S-X for reference.

22.   Please expand footnote (b) on page F-7 to include a discussion and analysis of the sensitivity of a difference in the interest rate.

Note 3. Investments in Excess Mortgage Servicing Rights At Fair Value, page F-17

23.   You note that the Recapture Agreements represent the contingent right to receive future Excess MSRs if loans underlying the acquired Excess MSR pools are refinanced by Nationstar and that you account for them similar to the Excess MSRs. Please specifically tell us how you separately determined that the Recapture Agreements are within the scope of the ASC guidance that you are relying upon to account for the Excess MSRs. Please address the contingent nature cash flows/right related to the Recapture Agreements in your response.

Exhibits 8.1 and 8.2

24.   We refer to the second sentence in the last paragraph of each opinion that the opinion may not be relied upon by anyone else without counsel's prior written consent. Limitations of this type are inappropriate as investors are entitled to rely on the opinion. Please remove this sentence.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please also be advised that going forward we will deliver comment letters to you related to your draft registration statement following our normal e-mail procedures rather than using the secure e-mail system, unless you request otherwise.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or Sonia Gupta Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP